PUBLIC

✱KH 3/30

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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**ANNUAL AUDITED REPORT
FORM X-17A-5
PART III**

ᴨAK 28 2011

Washington, DC
110

SEC FILE NUMBER
8-33033



11021587

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING _____01/01/10_____ AND ENDING_____12/31/10_____
                                           MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ancora Securities, Inc.

	OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

2000 Auburn Drive, Suite 300
                                      (No. and Street)

Cleveland	Ohio	44122
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Bradley Zucker   (216) 825-4002
                                                         (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cohen Fund Audit Services, Ltd
                         (Name – *if individual, state last, first, middle name*)

800 Westpoint Parkway, Suite 1100	Westlake	Ohio	44145
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

KH 3/30

OATH OR AFFIRMATION

I, ___Christopher Barone_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
___Ancora Securities, Inc._____ , as
of ___December 31_____ , 20_10___ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____
PRESIDENT
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PUBLIC

ANCORA SECURITIES, INC.

DECEMBER 31, 2010

TABLE OF CONTENTS



Cohen Fund Audit Services, Ltd. 440.835.8500
800 Westpoint Pkwy., Suite 1100 440.835.1093 *fax*
Westlake, OH 44145-1524

www.cohenfund.com

SHAREHOLDER
ANCORA SECURITIES, INC.

Independent Auditors' Report

We have audited the accompanying statement of financial condition of Ancora Securities, Inc. (the Company) as of December 31, 2010. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Ancora Securities, Inc. as of December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

Cohen Fund Audit Services

February 24, 2011
Westlake, Ohio


an independent member of
BAKER TILLY
INTERNATIONAL   Registered with the Public Company Accounting Oversight Board


Service
Quality
Innovation
and Fun

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2010

ASSETS

Cash and cash equivalents	$ 20,382
Commissions receivable from clearing broker and other broker-dealers	446,309
Marketable securities owned at fair value	818,335
Other assets	56,256
	$ 1,341,282

LIABILITIES

Accounts payable and accrued expenses	$ 104,430
Deferred tax liability	34,000
	138,430

COMMITMENT

SHAREHOLDER'S EQUITY

Common stock, no par value, 12,500 shares authorized, 1,915 shares issued and outstanding	1,237
Common stock, Class B, no par value, 2,000 shares authorized, 1,710 shares issued and outstanding	1,000
Additional paid-in capital	1,119,142
Retained earnings	81,473
	1,202,852
	$ 1,341,282

The accompanying notes are an integral part of this statement.

NOTES TO THE FINANCIAL STATEMENT

1.   ORGANIZATION

Ancora Securities, Inc. (the Company), a wholly-owned subsidiary of Ancora Capital, Inc. (the Parent), is a fully-disclosed broker/dealer registered with the Securities and Exchange Commission (SEC). The Company is a member of the Financial Industry Regulatory Authority (FINRA) and NASDAQ Stock Market, specializing in selling investment securities, and is registered in forty states, including the State of Ohio, and the District of Columbia.

The Company is an introducing broker-dealer and has entered into a fully disclosed clearing agreement with a carrying broker, which is responsible for complying with all regulatory requirements related to carrying customers' accounts.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

The Company considers financial instruments with a maturity of less than 90 days to be cash equivalents. Included in cash and cash equivalents at December 31, 2010, are cash and money market funds.

During 2010, substantially all of the Company's cash was held with the clearing broker in a money market fund.

Marketable Securities Owned

Marketable securities are carried at quoted market values with unrealized gains and losses reported in operations in the year in which they occur. Net realized gains and losses on security transactions are determined on the specific identification cost basis.

At December 31, 2010, the Company has approximately $188,000 of these securities in a restricted account, which acts as a clearing deposit with the Company's clearing broker pursuant to its clearing agreement.

Receivables and Credit Policies

Receivables are uncollateralized broker obligations due under normal trade terms requiring payments within 30 days from the report date. The Company generally collects receivables within 30 days and does not charge interest on receivables with invoice dates over 30 days old.

The carrying amount of receivables is reduced by a valuation allowance that reflects management's best estimate of amounts that are not believed to be collectible. In the opinion of management, at December 31, 2010, all receivables were considered collectible and no allowance was necessary.

NOTES TO THE FINANCIAL STATEMENT

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

At December 31, 2010, temporary differences which give rise to a deferred tax liability are related to the book versus tax treatment of unrealized losses on investments.

At December 31, 2010, the Company's gross deferred tax liability amounted to $34,000.

The Company files a consolidated tax return with the Parent; however, it is the Company's practice to record its income tax provision as if it were filing on a stand alone basis. An amount equal to the Company's current income tax provision is paid to the Parent.

The Company recognizes and discloses uncertain tax positions in accordance with accounting principles generally accepted in the United States of America (GAAP). As of, and during the year ended December 31, 2010, the Company did not have a liability for unrecognized tax benefits. The Company is no longer subject to examination by federal and state taxing authorities prior to 2007.

Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities for itself and other broker-dealers for which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event that these other broker-dealers or counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of these other broker-dealers or counterparties. It is the Company's policy to review, as necessary, the credit standing of these various relationships.

Accounting Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTES TO THE FINANCIAL STATEMENT

3.   ASSETS MEASURED AT FAIR VALUE ON A RECURRING BASIS

In accordance with GAAP, the Company discloses the fair value of its investments in a hierarchy that provides the inputs to valuation techniques used to measure fair value.

The various inputs that may be used to determine the fair value of the Company's assets are summarized in three broad levels:

Level 1   Quoted prices in active markets for identical securities

Level 2   Other significant observable inputs (including quoted prices for similar securities, interest rates, credit risk, etc.)

Level 3   Significant unobservable inputs (including the Company's own assumptions used to determine value)

Generally, the Company utilizes quoted market prices, and other relevant information generated by market transactions, to measure fair value when available. If quoted prices are not available, fair values are measured using independent pricing models or other model-based valuation techniques. Mutual funds are generally priced at ending net asset value provided by the service agent of the fund. In certain cases, the Company may be required to make judgments about assumptions that market participants would use in estimating the fair value of financial instruments (Level 3 valuations).

Assets measured at fair value comprise the following at December 31, 2010:

Description	Level 1	Level 2	Level 3
Open-end fund	$ 313,250	$ -	$ -
Closed-end funds' preferred securities	505,085	-	-
	$ 818,335	$ -	$ -

The Company did not hold any Level 3 assets during the year.

4.   NET CAPITAL PROVISION OF RULE 15c3-1

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital balance, as defined, under such provisions.

The Company's minimum capital requirement is the greater of $250,000 or 6⅔% of aggregate indebtedness, as defined, under Securities and Exchange Commission Rule 15c3-1(a)(1)(i) and 15c3-1(a)(2)(i), as it does not maintain customer accounts. Net capital may fluctuate on a daily basis. At December 31, 2010, the Company had net capital of $1,023,492, which was $773,492 in excess of its required net capital of $250,000.

In addition to the minimum net capital provisions, Rule 15c3-1 requires that the Company maintain a ratio of aggregate indebtedness, as defined, to net capital, of not more than 15 to 1. At December 31, 2010, the ratio was 0.10 to 1.

NOTES TO THE FINANCIAL STATEMENT

5.   EXEMPTION FROM RULE 15c3-3

The Company acts as an introducing broker or dealer, promptly transmitting all funds and delivering all securities received in connection with its activities as a broker or dealer and does not otherwise hold funds or securities for or owe money or securities to customers. The Company operates under Section (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and is therefore exempt from the requirements of Rule 15c3-3.

6.   SHAREHOLDER'S EQUITY

The shareholder is entitled to one vote per share for Common Stock and ten votes per share for Class B common stock.

7.   RELATED PARTY TRANSACTIONS

Ancora Advisors LLC is a registered investment advisor with the Securities and Exchange Commission of the United States and is an affiliate of the Company due to common control. Certain accounts are clients of both the Company and Ancora Advisors LLC.

The Company also processes transactions with certain mutual funds and hedge funds controlled by Ancora Trust and Ancora Advisors LLC, respectively. The Chairman of the Board of Trustees of Ancora Trust, and a major shareholder of Ancora Advisors LLC, is the majority shareholder of the Parent.

The Company provides service to and processes transactions with Safeguard Securities, Inc., an affiliated broker dealer through common ownership.

The Company provides support, utilizes its relationship with its clearing broker, and carries certain employee FINRA licenses for another affiliated broker dealer through common ownership. The Company advanced funds in excess of amounts due to the affiliated broker dealer amounting to $3,751, which is included in accounts receivable at December 31, 2010.

At December 31, 2010, the Company has $313,250 invested in the Ancora Income Fund, a separate series of Ancora Trust, who has retained Ancora Advisors LLC to manage the fund's investments.

8.   COMMITMENT

The Company has a formal expense sharing agreement with the Parent. The agreement provides that certain non-regulatory expenses, such as occupancy costs, payroll, and office expenses be paid by the Parent on behalf of the Company. Payments are made to the Parent to cover these expenses monthly.

focused.
experienced.
responsive.

ANCORA SECURITIES, INC.

INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2010



Cohen
Fund Audit Services